Contact

www.linkedin.com/in/alex-dunev (LinkedIn)

Top Skills

Corporate Finance

Mergers

Capital Markets

Alex Dunev

Co-Founder and Managing Partner of Park Cities Asset Management

Westport, Connecticut, United States

Summary

Managing Partner of Park Cities Asset Management, an alternative credit manager focused on deploying capital across sectors through direct lending transactions.

Experience

Swell

Chairman

November 2022 - Present (4 months)

Boulder, Colorado, United States

Park Cities Asset Management

Co-Founder and Managing Partner

January 2018 - Present (5 years 2 months)

Dallas, Texas

Focus on providing flexible capital solutions across the cap stack to companies in the fintech and specialty finance sectors.

Redpoint Capital Group

Managing Partner

May 2017 - Present (5 years 10 months)

Dallas, TX/ Westport, CT

Managing Partner of Redpoint Capital Group, an alternative lender focused on deploying capital into the Specialty Finance and FinTech sectors.

UBS

Managing Director

August 2013 - May 2017 (3 years 10 months)

New York, New York, United States

US Head of Specialty Finance Investment Banking

Tegris LLC

Senior Vice President

December 2011 - August 2013 (1 year 9 months)
New York, NY

Morgan Stanley
Vice President - Investment Banking
July 2009 - December 2011 (2 years 6 months)

Credit Suisse Securities
Associate
June 2006 - July 2009 (3 years 2 months)

TRG
Associate
May 2005 - June 2006 (1 year 2 months)

Education

Boston College Carroll School of Management
MBA, Finance · (2003 - 2005)

Boston College
BS, Finance · (1996 - 2000)